02055614

TATA

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82-3733

22nd October 2002

BP/AD-MIA/1883

BSE
Corporate Relationship Dept.
1st floor, New Trading Ring
Rotunda Building
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Second Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/half-year ended 30th September 2002, along with segment-wise reporting.

The above results are being published in newspapers on 23rd October 2002.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

11/18

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2002

Particulars	Quarter ended		Half year ended		Year ended
	30.9.2002	30.9.2001	30.9.2002	30.9.2001	31.3.2002 (Audited)
	MUs	MUs	MUs	MUs	MUs
1. Generation	3480	3271	6816	6140	11782
2. Sales	3315	3062	6472	5775	11107
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Net Sales/Income from Operations	**1202.14**	**1104.48**	**2242.53**	**2037.28**	**3802.79**
4. Expenditure					
a) Staff Cost	20.71	33.65	55.82	68.09	136.85
b) Cost of Power Purchased	108.00	98.69	207.66	198.71	399.03
c) Cost of Fuel	556.85	530.04	1082.44	990.98	1768.44
d) Other expenditure	176.57	145.17	308.47	273.51	602.68
e) Total expenditure (4a to 4d)	862.13	807.55	1654.39	1531.29	2907.00
5. Operating Profit	340.01	296.93	588.14	505.99	895.79
6. Other Income	56.46	98.46	86.20	129.10	264.92
7. Interest	85.36	89.03	157.15	149.27	298.59
8. Gross Profit after interest but before Depreciation, Extraordinary items and Tax (5+6-7)	311.11	306.36	517.19	485.82	862.12
9. Depreciation	80.44	70.06	162.79	140.12	281.65
10. Profit before tax and extraordinary items (8-9)	**230.67**	**236.30**	**354.40**	**345.70**	**580.47**
11. Extraordinary Items					
Profit on sale of long term investments	0.00	66.20	0.00	88.37	91.37
12. Profit before Tax (10+11)	230.67	302.50	354.40	434.07	671.84
13. Provision for Taxation(including Deferred Tax)	95.72	57.69	135.72	102.69	163.61
14. Net Profit after tax (12-13)	**134.95**	**244.81**	**218.68**	**331.38**	**508.23**
15. Statutory & Special Appropriations					126.85
16. Distributable Profit (14-15)					381.38
17. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91	197.91	197.91
18. Reserves including Statutory Reserves					3500.59
19. Basic and Diluted Earnings per Share on Net Profit (not annualised) (before extraordinary items) (In Rupees)	6.82	9.03	11.05	12.28	21.06
20. Basic and Diluted Earnings per Share on Net Profit (not annualised) (after extraordinary items) (In Rupees)	6.82	12.37	11.05	16.75	25.68
21. Aggregate of non-promoter shareholding					
No of shares			13,35,04,022	13,38,49,022	13,34,90,022
% of shareholding			67.46	67.64	67.45
22. Dividend					
a. Interim					
Rate per share (Face Value Rs. 10/-) (In Rupees)					5.00
Amount (Rs. in crores)					99.06
b. Final					
Rate per share (Face Value Rs. 10/-) (In Rupees)					Nil
Amount (Rs. in crores)					Nil

1. The above results were approved by the Board of Directors at their meeting held on 22nd October, 2002.
2. The half-yearly results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948 (including in respect of Deferred Taxation Liability) for which adjustments will be made for the year as a whole. Accordingly the half-yearly results are not representative of the results for the whole year.
3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the order dated 22nd March, 2000 issued by the Government of Maharashtra.The amount for which credit has been taken upto 30th September, 2002 aggregates to Rs. 694 crores, including Rs. 99 crores during the half-year ended 30th September, 2002. These amounts have been disputed by BSES and only an amount of Rs. 365 crores has been paid by BSES to Tata Power Company Ltd./Maharashtra Electricity Regulatory Commission (MERC) till date . The matter was further heard before MERC and MERC made an Order on 7th December, 2001. Both the Company and BSES have appealed to the High Court of Judicature at Bombay.The Court has stayed the operation of the Order. Pending the outcome of these appeals, no adjustment is made for the shortfall as per the MERC order of Rs. 62.44 crores for 1999-00 or for the shortfalls (amount not ascertained) for the years 2000-01, 2001-02 and for the current period ending 30th September, 2002.
4. Hitherto, dividend income (included in Other Income) had been considered on a prorata basis. Consequent to the applicability of Accounting Standard 25 (AS 25), dividend is recognised when the right to receive payment is established. The additional credit to income for half year ended 30th September, 2002 consequent on this change in accounting practice is Rs. 9.99 crores.
5. Staff cost and Other Expenditure for the quarter ended 30th September, 2002 are net of provisions written back aggregating to Rs. 25.31 crores and Rs. 17.64 crores respectively.
6. During the half year ended 30th September, 2002 276 Mus were sold to MSEB.
7. During the half-year ended 30th September, 2002, the Company had acquired 51% shareholding in North Delhi Power Limited as per the Delhi Electricity Reform (Transfer Scheme) Rules, 2001 notified by The Government of National Capital Territory of Delhi and subsequently transferred 2% of the shareholding and hence has ceased to be a subsidiary of the Company.
8. The Broadband Business of the Company has not yet commenced commercial operations and accordingly the income and expenditure during the trial runs have been capitalised and do not form part of the unaudited financial results for the half-year ended 30th September, 2002.
9. The Auditors Report for the year ended 31st March, 2002 has referred to the accounting policies consistently followed by the Company in regard to (a) deferred taxation (b) borrowing costs attributable to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies relate to the licenced business and which policies though conforming to the Electricity (Supply) Act differ from relevant accounting standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956. These accounting policies have also been followed for the half year ended 30th September 2002.
10. Previous period figures have been regrouped wherever necessary.

Date: 22nd October, 2002.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N. TATA
Chairman

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Quarter ended		Half year ended		Year ended
	30-Sep-02	30-Sep-01	30-Sep-02	30-Sep-01	31-Mar-02
Segment Revenue					
Power business	1,186.08	1,096.92	2,213.29	2,027.66	3,766.46
Others	15.28	7.14	28.67	9.20	33.67
Total Segment Revenue	1,201.36	1104.06	2,241.96	2036.86	3,800.13
Less: Inter segment revenue	(.05)	0.00	0.16	0.00	0.28
Net Sales/Income from Operations	**1,201.41**	**1,104.06**	**2,241.80**	**2,036.86**	**3,799.85**
Segment Results					
Power business	271.60	250.60	447.33	398.49	763.94
Others	0.14	0.46	0.23	-0.12	(4.86)
Total Segment Results	271.74	251.06	447.56	398.37	759.08
Less: Interest Expense	85.36	89.03	157.15	149.27	298.59
Add: Unallocable Income net of unallocable expense	44.29	140.47	63.99	184.97	211.35
Total Profit Before Tax	**230.67**	**302.50**	**354.40**	**434.07**	**671.84**
Capital Employed					
Power business	3,711.98	3,756.63	3,711.98	3,756.63	3896.85
Others	154.48	148.88	154.48	148.88	123.50
Total Capital Employed	**3,866.46**	**3,905.51**	**3,866.46**	**3,905.51**	**4020.35**

Types of products and services in each business segment:
Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.

TATA

TATA

22nd October 2002
BP/AD-M1A/ 1884

BSE
Corporate Relationship Department
1st Floor, New Trading Ring
Rotunda Bldg., P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Second Quarter) - Press Release

Further to our letter No.BP/AD-M1A/1883 dated 22nd October 2002, we are forwarding herewith for your record a copy of the Press Release issued by the Company.

Yours faithfully,
For & on behalf of
The Tata Power Co. Ltd.
by its Constituted Attorney

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359

News release

FOR IMMEDIATE RELEASE

Mumbai, Tuesday October 22, 2002

Tata Power Q2 FY '03 revenues at Rs. 1202 crore, PAT at Rs. 135 crore

- **Operating profit for Q2 FY2003 increases by 14.5% to Rs. 340 crore**
- **Total generation up by 6.4% to 3480 MUs* from 3271 MUs, Total Sales up 8.3% to 3315 MUs from 3062 MUs**
- **Encouraging business developments across operating areas:**
  - **Higher sales in licensee area**
  - **CPP and IPP capacities increase to touch 463 MW**

*MUs: million units

Tata Power, the largest private sector power utility in India, today announced its unaudited results for Q2 FY 2003 (Jul. – Sep. 2002), three-month period ending 30 September 2002.

Highlights – Q2 FY 2003 (Jul. - Sep. 2002) v/s Q2 FY 2002 (Jul. - Sep. 2001)

Financials

- Total revenues from Operations increase 8.8% to Rs. 1202 crore from Rs. 1104 crore
- Operating profits increase by 14.5% to Rs. 340 crore from Rs. 297 crore – growth in operating profits driven by increase in power generation and greater efficiency of operating expenses.
- Net Profit after tax at Rs. 135 crore compared to Rs. 245 crore. Net Profit for the quarter influenced by:

- An extraordinary income of Rs 66 crore on sale of investments in Q2 of previous year
- Increase in depreciation from Rs. 70 crore to Rs. 80 crore due to commissioning of additional CPP capacities
- Higher provision for tax at Rs 96 crore from Rs. 58 crore

- EPS (diluted) for the quarter of Rs. 6.82

Highlights – H1 FY 2003 (Apr. - Sep. 2002) v/s H1 FY 2002 (Apr. - Sep. 2001)

Financials

- Total revenues from Operations increase 10% to Rs. 2243 crore from Rs. 2037 crore
- Operating profits advance by 16.2% to Rs. 588 crore from Rs. 506 crore
- Net Profit after tax at Rs. 219 crore compared to Rs. 331 crore. Net Profit for the half year influenced by:
  - An extraordinary income of Rs 88 crore on sale of investments in H1 of previous year
  - Increase in depreciation from Rs. 140 crore to Rs. 163 crore due to commissioning of additional CPP capacities
  - Higher provision for tax at Rs 136 crore from Rs. 103 crore
- EPS (diluted) for the half year of Rs. 11.05

Operations

- Total power generation increases 6.4% to 3480 MUs compared with 3271 MUs
- Total power sales higher by 8.2% to 3315 MUs from 3062 MUs
- Wadi expansion completed successfully during this quarter

Business Highlights

Power

- Uninterrupted supply of high quality reliable power continues within the licensee area. Mumbai remained unaffected during the recent grid collapse in the Western Region due to successful islanding operations by Tata Power

- Higher sales driven by:
  - Increase in sales to MSEB
  - Additional generation to meet requirement from other licensees
- The company now operates captive power plants at Jojobera and Wadi with combined generation capacity of 382 MW while the IPP operation at Belgaum has a capacity of 81 MW

Attached: Financial Results table

For further information please contact:
Amulya Charan
Vice President
The Tata Power Company Limited
Ph: 022 204 9131 Extn 7536
Fax: 022 281 0859
E-mail: acharan@tpc.co.in

Toll free: 1600 117575
Website: www.tatapower.com